459	Exhibit 4.6

Exhibit 4.6

Aegon Group Executive Board variable compensation

plan rules 2018

Previously submitted to DNB	November 18, 2011

Revised and updated:	February 2018

Adopted by the Aegon N.V. Executive Board	n.a.

Approved by the Aegon N.V. Supervisory Board	February 2018

Submitted to DNB	n.a.

DEFINITIONS

Agreement:	the agreement between the Participant and the Company concluded at the start of participation in the Plan Rules containing the terms and conditions relating to the Variable Compensation under the Plan Rules.
Aegon or the Company:	Aegon N.V., a public limited liability company incorporated under Dutch law and having its statutory seat at Aegonplein 50, 2591 TV, The Hague, the Netherlands and, where applicable, any of its Subsidiaries.
Aegon Group:	Aegon N.V. and its Subsidiaries.
Allocation:	means the allocation of a Variable Compensation Grant following the Ex-ante risk- based assessment pursuant to clause 3.5 and the assessment of actual realized performance on the Performance Indicators.
Business Day(s):	any day on which the Euronext stock exchange in Amsterdam, the Netherlands (or its successor) is open for business.
Change of Control:	a transaction or series of transactions or the conclusion of an agreement, that either alone or taken together may result in an outside party obtaining Control of the Company.
Claw Back:	means the claw back right of the Company pursuant to clause 3.10.
Committee:	the Remuneration Committee of the Supervisory Board.
Control:	means (i) the possession, directly or indirectly, of the majority of the outstanding shares in the capital of the Company, or (ii) the ability, directly or indirectly, to vote on the majority of the outstanding shares in the capital of the Company or (iii) the ability, directly or indirectly, to appoint the majority of the members of the Executive Board and/or the Supervisory Board.
Disability or Disabled:	a Participant who is totally and permanently disabled, as defined by any applicable disability law.
Deferred Part:	means the part of the Variable Compensation which will be deferred and paid in equal parts during the three (3) subsequent years following the year after the Plan Year.
Ex-ante risk-based assessment:	means the assessment referred to in clause 3.5.
Ex-post Malus assessment:	means the assessment referred to in clause 3.6.
Executive Board:	the Executive Board of the Company.
Fixed Salary:	the annual amount of fixed compensation to be determined as part of the Total Compensation, including holiday allowance and 13th month, if any.
Grant(s):	the conditional grant of Variable Compensation to a Participant in relation to the Plan Year, as set out in section 2 of the Plan Rules.
Grant Date:	has the meaning attributed hereto in section 2.8.
Grant Price:	means the volume weighted average Share price on the Euronext stock exchange in Amsterdam, the Netherlands during the period December 15 preceding the Plan Year and January 15 of the Plan Year.
Holding Period:	means the holding period as referred to in clause 4.4.
Identified Staff:	Employees of Aegon Group who have been classified by the Company as Identified Staff.
Participant:	a member of the Executive Board Aegon N.V. who has accepted the terms and conditions of the Variable Compensation Plan Rules by signing the Agreement.
Pay-out or Paid-out:	means the pay-out of the cash part of the Variable Compensation in accordance with these Plan Rules.
Pay-out Date:	means the date of a Pay-out in accordance with these Plan Rules.
Performance Indicators:	the one-year performance indicators which will be used to calculate the Variable Compensation to be allocated to a Participant regarding the Plan.

Aegon Annual Report on Form 20-F 2019

460	Exhibit 4.6

Plan Year or Performance Year:	the financial year 2018 during which these Plan Rules are in place. In the event the Plan Rules are terminated prior to the end of the financial year, the expression ‘Plan Year’ shall refer to the period between January 1 and the date of termination.
Release(d):	means the release of any Shares to the Participant following Vesting, or, in case a Holding Period applies at the end of such Holding Period, in accordance with these Plan Rules.
Release Date:	the date of Release.
Remuneration Framework:	the Aegon Group Global Remuneration Framework 2018, as may be amended from time to time.
Remuneration Policy:	the Aegon N.V. Executive Board Remuneration Policy applicable to the members of the Executive Board as adopted by the Annual Meeting of Shareholders of the Company on May 12, 2011, and as may be amended from time to time.
Retirement:	the (early) actual retirement of a Participant, either (i) under a pension plan of the Company or any of its Subsidiaries, as shall be in place from time to time or (ii) subsequent to a decision of the Company in accordance with the Company’s articles of incorporation or an individual employment contract. If under local laws the starting date of (early) retirement is at the option of the Participant, a Participant will only be considered a Good Leaver if such Participant actually starts drawing (early) retirement benefits.
Sale:	a sale of all or substantially all the shares in the capital of the Company or all or substantially all of the assets of the Company and its Subsidiaries.
Shares:	a common share in the capital of the Company, with a nominal value of EUR 0.12 (twelve eurocent), as may be granted as part of the Variable Compensation.
Subsidiary:	a direct or indirect subsidiary of the Company determined as such by the Company for the purpose of these Plan Rules.
Supervisory Board:	the Supervisory Board of the Company.
System:	an internet application made available by Aegon which facilitates a Participant with information and the possibility to conduct transactions regarding the Shares or any other system designated by the Executive Board for such purpose.
Total Compensation:	the Total direct Compensation during a calendar year for a Participant which consists of a Fixed Salary and Variable Compensation.
Upfront Part:	means the part of the Variable Compensation which will be delivered to the participant after the completion of the plan year, one year following Allocation in accordance with these Plan Rules.
Variable Compensation:	the variable component of the Total Compensation, consisting of an Upfront Part and a Deferred Part, in accordance with these Plan Rules.
Variable Compensation Plan Rules	the Variable Compensation Plan Rules that set out the terms and conditions or Plan Rules: of the Variable Compensation, as may be amended from time to time.
Vest(ing):	the occasion upon which a Participant is transferred the unconditional legal ownership of conditionally allocated granted Cash and/or Shares, as set out in the Plan Rules; notwithstanding that Release of Shares only take place after the lapsing of a Holding Period.
Vesting Date:	the date on which the Cash and/or Shares will Vest in accordance with the Plan Rules.
Vesting Schedule:	the schedule based on which the Variable Compensation will Vest and be Paid-out or Released to Participants.

Words or expressions used in these Plan Rules shall, where appropriate, be interpreted as follows:

1.1.1.	Definitions and terms used in these Plan Rules can be found in the list of Definitions and these Plan Rules; these definitions as stated therein shall binding.

1.1.2.	All references to the masculine gender include the feminine and vice versa.

1.1.3.	All references to singular include the plural and vice versa if the context so requires.

1.1.4.	All headings and sub-headings are for ease of reference only, and shall not affect the interpretation of any clauses of these Plan Rules.

1.1.5.	All references to any enactment or terms under Dutch law shall be extended to other applicable laws or terms of any other country, or region of a country.

1.1.6.

All references to tax and/or social security contributions and/or withholding taxes include any tax, social security contribution or withholding tax that is levied or withheld in the Netherlands or any other applicable jurisdiction.

1.	Introduction and purpose

1.1.

These Variable Compensation Plan Rules are intended to provide for Variable Compensation in the form of cash and/or Shares to eligible Executive Board members of Aegon N.V. to strengthen their commitment to the Company’s business strategy, risk

Aegon Annual Report on Form 20-F 2019

461	Exhibit 4.6

tolerance and long-term performance, as further set out in the Remuneration Framework or any other arrangements applicable to Participants.

1.2.

These Plan Rules are subject to the terms and conditions of the Remuneration Framework and the Remuneration Policy and/or other arrangements regarding variable compensation that may apply to the Participant.

1.3.	In the event of any discrepancies or inconsistencies between these Plan Rules and the Remuneration Framework, including the Remuneration Policy, the latter shall prevail.

1.4.	In these Plan Rules, unless the context otherwise requires, the capitalized words and expressions shall have the meaning as set forth in the list of Definitions.

2.	Conditional Grant Variable Compensation

2.1.	The Company may grant a Participant a conditional entitlement to Variable Compensation.

2.2.	A conditional entitlement to Variable Compensation will only be made to a Participant upon acceptance of these Plan Rules. The Participant will sign an Agreement offered by the Company to such effect.

2.3.

A Participant who becomes an employee[1] of the Company during the Plan Year, and who has signed an Agreement during the first six months of the Plan Year, may be granted a conditional entitlement to Variable Compensation which shall be on a pro rata basis to reflect the period of active service. Any deviations from this pro-rata principle and any Grants made upon employment at a later stage during the Plan Year will require prior approval of the Company.

2.4.	In accordance with clause 3.3 of these Plan Rules, 50% of the Variable Compensation may be paid in Shares.

The number of Shares to which a Participant will be conditionally entitled shall be calculated by dividing the relevant amount (representing 50%) of the Variable Compensation by the Grant Price and the outcome shall be rounded down to the nearest share. Any changes in the Fixed Salary during the Plan Year may have an impact on the Variable Compensation, to be determined by the Company in its sole discretion.

2.5.

The Variable Compensation is conditionally granted and the conditional right to Variable Compensation is subject to the conditions precedent (i) that, unless stated otherwise or approved by the Company, the Participant will remain employed with the Aegon Group uninterruptedly until the Vesting Date of each part of the Variable Compensation, (ii) that the minimum levels of the Performance indicators are achieved, as further set out in clause 3.1 of these Plan Rules and (iii) an Ex-ante and an Ex-post Malus assessment as set out in clauses 3.5 and 3.6 of these Plan Rules have been carried out.

2.6.

The employment of the Participant is considered continued uninterruptedly in the case where the Participant’s employment is terminated due to long-term ill health, disability, (early) retirement, death or reduction of work force or redundancy of the job or position of the Participant without cause by the Participant, during the period until a Vesting Date and, consequently, such Participant is considered to be a “Good Leaver”. In addition, the Company may, at its full discretion, declare a Participant to be a Good Leaver. Long term ill health, disability and (early) retirement shall have the meaning as defined under the applicable rules and regulations within Aegon, or in the absence thereof, as determined under the applicable local laws and regulations. In case of any unclarity on whether the Participant qualifies as a Good Leaver, the Company in its sole discretion will decide.

2.7.

In the event of termination of employment of a Good Leaver during the Plan Year, in principle, the Variable Compensation that shall be paid-out (including the number of conditionally granted Shares that shall Vest) shall be pro-rated to reflect the period of active service from the Grant Date until the termination of employment, subject to the final approval of the Company.

The Variable Compensation that shall be paid out (including the number of conditionally granted Shares that shall Vest) shall be determined and paid out in accordance with section 3 of these Plan Rules.

2.8.

The Grant Date will be January 1, 2018, irrespectively whether the amount and/or value of the conditional Variable Compensation and/or the Performance Indicators will be set later. The Grant Date of any conditional Variable Compensation to Participants during a Plan Year pursuant to clause 2.3 will be the date of employment, unless agreed otherwise between the Company and the Participant.

3.	Allocation, Vesting, Pay-out and Release of Variable Compensation

3.1.

After the Performance Year, the Company shall assess the realized performance of each Performance Indicator and a comparison will be made between the minimum, target and maximum levels of the Performance Indicators and the realized performance. Subsequently, the amount of Variable Compensation (including the number of Shares) that will be Allocated will be established.

3.2.	The following applies to Allocated Variable Compensation (if any), and subject to the Ex-ante risk-based assessment and the Ex-post Malus assessment referred to in clauses 3.5 and 3.6:

3.2.1.	all Allocated Variable Compensation and subsequent Vesting will be made in cash and in Shares, in accordance with the applicable Vesting Schedule;

[1]	In these Plan Rules, the terms “employee(s)” and “employment” are used for persons working at Aegon group irrespectively of the legal status of such relationship in the relevant county.

Aegon Annual Report on Form 20-F 2019

462	Exhibit 4.6

3.2.2.

part of the Allocated Variable Compensation in cash, if any (the Upfront Part in Cash) shall Vest and shall be paid out as soon as possible after the adoption of the Company’s Annual Report relating to the Plan Year at the Annual General Meeting of Shareholders;

3.2.3.

part of the Allocated Variable Compensation in Shares, if any (the Upfront Part in Shares) shall Vest as soon as possible after the adoption of the Company’s Annual Report relating to the Plan Year at the Annual General Meeting of Shareholders and shall be Released after a further Holding Period as set out in clause 4.4;

3.2.4.

the Deferred Part, if any shall be deferred and shall Vest in the subsequent financial years in accordance with the applicable Vesting Schedule. The cash part shall be paid out as soon as possible after the adoption of the Company’s Annual Report relating to these subsequent financial year(s) at the respective Annual General Meetings of Shareholders and the Share part shall be Released after a further Holding Period as set out in clause 4.4.

3.3.

Any details as referred to in clause 3.2 regarding (i) the amount of Allocated Variable Compensation, including the allotment in cash and/or Shares, (ii) the Pay-out (vesting) of the Upfront Part, (iii) the Vesting Schedule relating to the Deferred Part and related Pay-out and Release of such Deferred Variable Compensation and (iv) any Holding Period (if applicable), will be notified to the Participant in writing.

3.4.

Except in the event a Participant is a Good Leaver, the Variable Compensation that is conditionally granted will become null and void on the date that the employment of the Participant is terminated prior to a Vesting Date of the Upfront Part or a Deferred Part.

3.5.

The Allocation of any part of the Variable Compensation is subject to an Ex-ante risk-based assessment by the Supervisory Board in order to determine whether conditionally granted Variable Compensation should be Allocated in full or should be Allocated applying a downwards adjustment. This Ex-ante risk-based assessment will be applied in order to:

(i)	ensure that the projected Variable Compensation is aligned with the risk profile of the Aegon Group;

(ii)	provide a perspective on the long-term financial and risk effects of the equity element of Variable Compensation;

(iii)	take into account quantitative and qualitative Aegon Group and individual factors mitigating performance results.

3.6.

The Vesting of any Deferred Part of the Variable Compensation is subject to an Ex-post Malus assessment by the Company in order to determine whether conditionally granted Variable Compensation should Vest in full or should be adjusted.

This Ex-post Malus assessment shall be based on informed judgment by the Supervisory Board, taking into account significant and exceptional circumstances as well as risk outcomes that were not (sufficiently) reflected in the initially applied Performance Indicators or during the Ex-ante assessment. Implementation of this authority will be on the basis of criteria such as, but not limited to:

(i)	outcome of a re-assessment of the performance against the original financial Performance Indicators;

(ii)	significant downturn in the Company’s financial performance;

(iii)	evidence of misbehavior or serious error by the Participant;

(iv)	significant failure in risk management;

(v)	significant changes in the Company’s economic or regulatory capital base.

3.7.

Depending on the outcome of the Ex-post Malus assessment, the Supervisory Board shall decide to (i) establish that the relevant Deferred Part of the Variable Compensation shall become unconditional and shall Vest or (ii) adjust the relevant Deferred Part of the Variable Compensation and decide that the Deferred Part shall only partially Vest or (iii) that no Deferred Part of the Variable Compensation shall become unconditional and Vest.

3.8.	The Supervisory Board shall carefully consider the outcomes of these Ex-ante risk assessment and Ex-post Malus assessment criteria at each Allocation and Vesting Date and document its findings.

3.9.

Any adjustment resulting from the Ex-post Malus risk-based assessment shall only be applied on the Deferred Part of the Variable Compensation, not on the Fixed Salary or the Upfront Part of the Variable Compensation. Any adjustment may only be made downwards.

3.10.

The Supervisory Board shall be authorized, in accordance with applicable laws and regulations, to reclaim (‘Claw Back’) any Variable Compensation (whether Vested, Paid-out or Released) to the Participant in case of:

(i)	incorrect data (including non-achievement of Performance Indicators on hindsight);

(ii)	material financial restatements[1];

(iii)	individual gross misconduct of the Participant;

(iv)

an instruction or request by a regulator to the Company to apply the Claw Back or to apply other measures, which will be deemed to be serious grounds (zwaarwegend belang) for the Company to comply with such instruction or request; or

(v)	other circumstances as determined in applicable legislation from time to time.

3.11.

In the event of a Claw Back, the Supervisory Board will determine the gross amount in cash that is subject to Claw Back. All or part of the Paid out, Vested or Released Variable Compensation that is subject to Claw Back will need to be repaid by the Participant at first demand by the Supervisory Board as a gross amount in cash, and the entitlement on all or part

[2]	Not resulting from mandatory restatements resulting from changes in IFRS and other applicable financial reporting regulations.

Aegon Annual Report on Form 20-F 2019

463	Exhibit 4.6

of the Variable Compensation that is Vested and not yet Paid-out or Released that is subject to Claw Back will lapse, whereby any Shares will be taken into account at the Grant Price. of the original allocation of the award. The Company will be entitled to set-off or settle any gross amount owed by the Participant to the Company (i) by any current or future obligations permitted by law (including but not limited to any salary payments or pension payments) that the Company has against the Participant and/or (ii) against any Allocated and/or Vested but not yet Paid-out or Released Variable Compensation, whereby any Shares will be taken into account for the Grant Price. If and to the extent the Company does not exercise the set-off or settlement right, the Participant will repay the gross amounts due in cash at first demand by the Supervisory Board.

3.12.

The Supervisory Board shall inform the Participant as soon as possible of the outcome of the Ex-ante, Ex-post Malus and Claw Back assessment and its decision. The Participant shall have no claim for damages, compensation or otherwise against the Company or a Subsidiary for any consequences (whether financial, tax, governmental, personal or other consequences) following the Ex-ante, Ex-post Malus or Claw Back assessments resulting in the Variable Compensation being adjusted downwards.

3.13.

The Supervisory Board of Aegon N.V. may in its sole discretion determine whether any further action may be necessary with respect to the Ex-post Malus and Claw Back assessment for any local circumstances.

3.14.	No dividend or interest will accrue on any part of the Variable Compensation before Vesting in accordance with these Plan Rules.

3.15.

Vested Shares, subject to a Holding Period as set out in clause 4.4, will accrue dividends as from the Vesting Date, which dividend will be equal to the amount of dividends declared on the Company’s Shares. Accrued dividends will be paid out in cash, unless the Supervisory Board determines the dividends on the Shares granted under these Plan Rules shall be paid out in shares or in cash and/or Shares at the option of the Participant. The Supervisory Board may determine the form of dividend to be paid on the Shares granted under these Plan Rules annually in its sole discretion and irrespectively of the form of dividend to be paid on Shares held by other shareholders.

3.16.

In connection with any actual or potential Sale or Change of Control or a transaction concerning the sale of a Subsidiary or business unit within Aegon Group, the Company will take all such actions hereunder as it may determine to be necessary or appropriate to treat Participants equal and equitably hereunder, at the discretion of the Supervisory Board, including without limitation the modification or waiver of applicable Performance Indicators, and whether to establish or fund another arrangement intended for variable incentives.

4.	Terms and Conditions regarding the Shares

4.1.

Transfer of ownership of the Shares to the Participant shall take place on the relevant Vesting Date. Upon Vesting, the Shares and any transactions regarding the Shares will be at the risk and for the account of the Participant.

4.2.

At each of the Vesting Dates, the Shares, less the number of Shares to cover the payment of any applicable taxes, social security premiums and possible other deductions by the government due for which the Company holds a withholding obligation in connection with the Vesting of the Shares are settled and shall be registered into a current account of the Participant held at the System.

4.3.

The Shares of any Participants employed by the Aegon Group in the United States will be transferred to a current account of the Participant held at Citibank in the United States. Upon discretion of the Company Participants who are otherwise liaised to the United States may also be requested to hold an account with Citibank in the United States for this purpose. Such Participants will be notified in advance.

4.4.

Notwithstanding Vesting, the Company will impose a restriction on the Participant to hold the Shares for a Holding Period of three (3) years following the relevant Vesting Date of the upfront part and each of the deferred parts. The Participant will not be entitled to execute any transactions regarding the Shares during these Holding Periods, except as provided in clause 4.2 of these Plan Rules. After this Holding Period, the Shares shall be Released and the Participant will be entitled to exercise its rights relating to the Shares as provided for in these Plan Rules.

For the avoidance of any doubt, this restriction will not be affected (i.e. the Holding Period remains in full force and effect) if the employment of a Participant is terminated during this Holding Period for whatever reason. However, the Holding Period and the restrictions to execute transactions regarding the Shares will end in case of and at the date of death of the Participant.

The applicable Holding Period as referred to in this section will be notified to the Participant in writing. No holding period will be imposed on any cash component of the Variable Compensation.

4.5.	Release of any Shares will take place at the Release Date following the end date of the relevant Holding Period.

5.	Transactions regarding the Shares

5.1.	The Participant can only perform any Transactions regarding Shares, once they have been Vested and Released, in accordance with section 4 and subject to the conditions of section 6 and section 7.

5.2.

Transactions regarding the Shares can be executed only by submitting an order in the System. Transactions regarding the Shares can be executed on Business Days only. If it is not possible to exercise on the indicated day (for any reason), the exercise will take place on the first Business Day on which exercising the order will be possible, such at the risk of the Participant.

Aegon Annual Report on Form 20-F 2019

464	Exhibit 4.6

5.3.

When the Participant has filed an order to sell all or part of the Shares, the Company will use its best efforts to sell the number of Shares indicated by the Participant at the Euronext stock exchange in Amsterdam, the Netherlands as soon as possible after the request as referred to in clause 5.2 of these Plan Rules has been processed in the System.

5.4.

The Company shall pay the value of the Shares as calculated on the basis of the Share price at the Euronext stock exchange in accordance with clause 5.3 of these Plan Rules as soon as possible after the order has been processed and the Shares have been sold. The Company shall be entitled to withhold any (trade)costs, taxes (or other amounts to be deducted) due on the value of the Share after exercise and the remaining amount shall be remitted to the Participant in accordance with the Participant’s instructions as documented in the System. The Participant hereby accepts the tax consequences of any transactions regarding the Shares. In case of late payment the Company will have no obligation to compensate interest to the Participant. The Company reserves the right to withhold the payments of any dividend if the related costs for the company exceed the amount of such dividend.

5.5.

Upon the termination of employment of a Participant, the Shares that have Vested pursuant to clause 3 shall, at the option of the Participant (or the legal personal representative of the deceased Participant), (i) remain registered in the System or at the current account with Citibank in accordance with clause 4.3 above, (ii) be transferred into another current account as designated by the Participant to the Company or (iii) be sold and be paid to the Participant in accordance with clauses 5.2 and 5.3 of these Plan Rules. Such transfer or sale and the corresponding payment shall be executed during an open period at the later of (i) 90 days following the termination or (ii) at the lapse of the Holding Period (if applicable) set out in clause 4.4 of these Plan Rules or as soon as possible thereafter.

5.6.	The Company shall not be liable in any way for acceptance of orders to trade shares or execution of such orders.

5.7.

The Participant is responsible for all filings and recording of information related to, but not limited to, his personal tax obligation. The Participant indemnifies the Company for any liabilities in this respect.

5.8.

The Company is entitled to amend the procedure for transactions regarding the Shares from time to time at its absolute discretion. The Company will inform the Participant of any relevant change in the procedure.

5.9.	The costs of any transactions regarding the Shares will be for the account of the Participant.

6.	Regulatory restrictions and inside information

6.1.

The Shares are stocks traded at the Euronext stock exchanges in Amsterdam and NYSE in New York and, consequently, are governed by laws and regulations with regard to market abuse. Market abuse is a concept that encompasses unlawful behavior in the financial markets, and should be understood to consist of insider dealing, unlawful disclosure of inside information, and market manipulation.

6.2.

The Aegon N.V. Insider Dealing Policy, as amended from time to time, establishes measures to reduce the risk that inside information is unintentionally disclosed, or that private transactions conducted by Aegon Employees raise suspicion that such information has been misused.

6.3.

The Participant must at all times comply with the Aegon N.V. Insider Dealing Policy. The policy includes general principles that are applicable to all Participants, whereas additional duties and responsibilities apply to Participants who have been identified as an insider by the Global Head of Regulatory Compliance. Other Participants who do not qualify as an insider under the Aegon N.V. Insider Dealing Policy, must comply with specified additional requirements, as referred to in that policy.

6.4.

The Participant may request the Global Head of Regulatory Compliance as to whether a prohibition, restriction or obligation contained in the policy applies to him or her. The Participant will at all times remain fully responsible for compliance with the Aegon N.V. Insider Dealing Policy and related laws and regulations.

7.	Additional conditions

7.1.

The costs, legal mandatory tax deductions, employee social insurance premiums and possible other deductions by the government relating to the Variable Compensation shall be for the account of the Participant and shall be deducted from the account of the Participant in the System, or alternatively from the salary payment to the Participant or the pension payment to the Participant as permitted by law. Costs for maintaining the Plan shall be borne by the Company.

7.2.

The Shares that have been granted as part of the Variable Compensation are strictly personal and the right to receive such Shares cannot be assigned or transferred in any way or in any other manner of passing of title. The Shares that have been conditionally granted but not been delivered, transferred or released cannot be pledged or encumbered in any other way. Rights to any conditionally allocated Shares that may have been assigned, transferred, pledged or encumbered in any manner in contravention of this clause become null and void and will not be delivered or transferred to the Participant.

7.3.

The Participant hereby acknowledges and agrees that Aegon may disclose certain details to any governmental or regulatory authority (including tax authorities) regarding the Shares that a Participant has been conditionally granted and/or allocated including but not limited to the number, the value and any dividend regarding the Shares.

Aegon Annual Report on Form 20-F 2019

465	Exhibit 4.6

7.4.

It is not allowed to hedge the Shares, for example by the selling or purchasing of options on Shares, whether or not marketable. Participants breaching this obligation will forfeit all conditionally granted Shares and may be subject to further action by the Company.

7.5.

In the event of any changes in the capital structure of the Company between the start of the Plan Year (conditional grant of Variable Compensation) and the Vesting of Shares which results in an increase of the total share capital or a material change in the structure of the share capital or share premium of the Company and a change in the economic equivalence of the Shares, or on the basis of any applicable legislation, the Supervisory Board may at its absolute discretion adjust the number of conditionally granted Shares in accordance with customary anti-dilution market practice provisions.

7.6.

Granting the Variable Compensation (including Shares) to the Participant according to these Plan Rules is restricted to the Plan Year. Granting of Variable Compensation (including Shares) during any other financial year is the absolute discretion of the Company. The Company has no obligation to grant Variable Compensation (including Shares) in the future.

7.7.

The Company may at any time unilaterally amend any term or condition of these Plan Rules. In particular, the Company is free to amend any term or condition in the case of new (fiscal, employment or other) legislation and/or amended regulations and/ or directions, requests or instructions by or on behalf of any financial supervising authorities and/or other guidelines as applicable from time to time within the financial sector.

7.8.

The Shares do not form part of the employment agreement of any Participant, nor grant any Participant any employment rights or guarantee employment as an employee of the Company and no (future) rights or benefits can be obtained or implied other than as specifically set out in these Plan Rules.

7.9.

No damages or compensation shall be payable in consequence of the termination of employment (whether or not in circumstances giving rise to a claim for wrongful or unfair dismissal or local equivalent thereof) or for any other reason whatsoever to compensate him for the loss of any rights the Participant would otherwise have had (actual or contingent) under these Plan Rules and the Participant shall be deemed irrevocably to have waived any such rights to which it may otherwise have been entitled.

7.10.

No individual shall have any claim against the Company arising out of his not being admitted to participation in the Plan, which (for the avoidance of doubt) is entirely at the full discretion of the Company.

7.11.

No Participant shall be entitled to claim compensation from the Company in respect of any sums paid by him/her pursuant to these Plan rules or for any diminution or extinction of his/her rights or benefits (actual or otherwise) under any Variable Compensation held by him/her following the lapse for any reason of any Variable Compensation held by him or otherwise in connection with these Plan Rules.

7.12.

There is either a contractual necessity or there is a legitimate interest for Company to collect, store, use, process and transfer, in electronic or other form, of personal Data (as defined below) by and among, as applicable, the Company for the exclusive purpose of implementing, administering and managing his/her Variable Compensation, and the transfer of such Data by them to government and other regulatory authorities for the purpose of complying with legal obligations in connection with any Grants and/or vesting of Variable Compensation and payment of dividends (purpose). The Company is the data controller of these Data.

7.13.

The personal data may include the Participant’s name, home address and telephone number, email address, date of birth, social security number or other identification number, salary, nationality, job title, details of all rights and any other entitlement to shares (conditionally) granted, allocated, awarded, cancelled, purchased, vested, unvested or outstanding (Data). This Data is accessible by the vendor of the administration system[1] and information is shared with brokers for the relevant Purpose.

The Participant is responsible to keep the Data and the broker and bank account details up to date in the System.

7.14.

Data may be transferred to any third parties assisting in the implementation, administration and management in connection with these Plan Rules, that these recipients may be located in his/her country, or elsewhere including outside the European Economic Area, and that such location may have less adequate data privacy laws and protections than the Participant’s own country.

7.15.

Data will be held only as long as necessary to implement, administer and manage these Plan rules. The Participant may, at any time, view the Data, request additional information about the storage and processing of the Data, require any necessary amendments to the Data or refuse or withdraw the consents herein, in any case without cost.

7.16.	If any provision in these Plan Rules is held to be invalid or unenforceable, no other provision of these Plan Rules will be affected thereby.

7.17.	These Plan Rules are governed by Dutch Civil Law.

7.18.

these Plan Rules shall apply for the Plan Year 2018 and will remain in force until the earlier of (i) any amendments are made to these Plan Rules and (ii) these Plan Rules are terminated by the Company, provided that no Grants will be made under these Plan Rules after December 31, 2018.

7.19.

These Plan Rules will not be considered an amendment or adjustment of any short-term or long-term variable compensation plans existing prior to January 1, 2018, and no further grants under any such plans will be made after 2017, and, if made, will be considered null and void.

[1]	For vendor and broker details hrmysharesupport@aegon.com can be contacted.

Aegon Annual Report on Form 20-F 2019